# SIT MUTUAL FUNDS BOND FUNDS

| | U.S. Government Securities Fund | Tax-Free Income Fund | Minnesota Tax-Free Income Fund |
|---|---|---|---|
| **Investment Objectives** | High current income and safety of principal | Current income exempt from federal tax | Current income exempt from federal and Minnesota tax |
| **Minimum/Addtional Investment Regular Account** | $5,000/$100 | $5,000/$100 | $5,000/$100 |
| **Minimum/Additional Investment Retirement Account** | $2,000/$100 | $2,000/$100 | $2,000/$100 |
| **Primary Investment Vehicles** | U.S. government securities | Municipal securities whose income is exempt from federal income tax | Municipal securities whose income is exempt from federal and MN income tax |
| **Investment Parameters** | 100% of assets invested in U.S. government securities including pass-through securities, U.S. Treasury securities and CMOs | At least 80% of net assets invested in municipal securities whose income is exempt from federal income tax; primarily invested in securities rated investment-grade at the time of purchase | At least 80% of net assets invested in municipal securities whose income is exempt from federal and MN income tax; primarily invested in securities rated investment-grade at time of purchase |
| **Dividend Policy** | Monthly (if any) automatically reinvested, may request cash distribution | Monthly (if any) automatically reinvested, may request cash distribution | Monthly (if any) automatically reinvested, may request cash distribution |
| **Expense Ratios as of 8/1/10** | 0.80% | 0.80% | 0.80% |
| **Total Assets as of 6/30/11** | $1,210.9 Million | $145.9 Million | $302.9 Million |
| **Inception Date** | 6/2/87 | 9/29/88 | 12/1/93 |
| **NASDAQ Symbols** | SNGVX | SNTIX | SMTFX |
| **Cusip Numbers** | 829800-10-1 | 829799-10-5 | 82979K-10-0 |

# SIT MUTUAL FUNDS EQUITY FUNDS

| | Balanced Fund | Dividend Growth Fund | | Global Dividend Growth Fund | | Large Cap Growth Fund | Mid Cap Growth Fund | International Growth Fund | Small Cap Growth Fund | Developing Markets Growth Fund |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Class I[1] | Class S[1] | Class I[1] | Class S[1] | | | | | |
| Investment Objectives | Long-term capital appreciation, preserve principal and provide income | Provide current income that exceeds the dividend yield of the S&P 500® Index; Long-term capital appreciation. | | Provide current income that exceeds the dividend yield of a composit index (60% S&P 500® Index and 40% MSCI EAFE Index); Long-term capital appreciation. | | Maximization of long-term capital appreciation | Maximization of long-term capital appreciation | Long-term growth | Maximization of long-term capital appreciation | Maximization of long-term capital appreciation |
| Min./Addtl. Inv. Regular Acct. | $5,000/$100 | $100,000/$100 | $5,000/$100 | $100,000/$100 | $5,000/$100 | $5,000/$100 | $5,000/$100 | $5,000/$100 | $5,000/$100 | $5,000/$100 |
| Min./Addtl. Inv. Retirement Acct. | $2,000/$100 | $100,000/$100 | $2,000/$100 | $100,000/$100 | $2,000/$100 | $2,000/$100 | $2,000/$100 | $2,000/$100 | $2,000/$100 | $2,000/$100 |
| Primary Investment Vehicles | Diversified portfolio of stocks and bonds | Common stocks of companies that pay dividends | | Common stocks of companies that pay dividends issued by U.S. and foreign companies | | Common stocks of medium- to large-sized growth companies | Common stocks of small- and mid-sized growth companies | Common stocks of companies located outside the U.S. | Common stocks of small growth companies | Common stocks of companies located in developing markets |
| Investment Parameters | Between 35% and 65% of net assets in common stocks; between 35% and 65% of net assets in fixed-income securities | At least 80% of net assets in dividend-paying common stocks; the Fund may invest the balance in preferred stocks, convertible bonds, and U.S. Treasury securities | | At least 80% of net assets in dividend-paying common stocks issued by U.S. and foreign companies; the Fund may invest the balance in preferred stocks, convertible bonds, and U.S. Treasury securities | | At least 80% of net assets in common stocks of companies with market caps of $5 billion or more at the time of purchase | At least 80% of net assets in common stocks of companies with market caps of $2 billion to $15 billion at the time of purchase | At least 90% of net assets in common stocks of companies outside the U.S.; up to 50% in small- to mid-sized emerging growth companies in developed and developing markets | At least 80% of net assets in common stocks of companies with market caps of up to $3 billion or up to the market cap of the largest company in the Russell 2000 Index measured at the end of the previous 12 months | At least 80% of net assets in common stocks of companies domiciled or operating in developing markets |
| Dividend Policy | Quarterly (if any) automatically reinvested, may request cash distribution | Quarterly (if any) automatically reinvested, may request cash distribution | | Quarterly (if any) automatically reinvested, may request cash distribution | | Annually (if any) automatically reinvested, may request cash distribution | Annually (if any) automatically reinvested, may request cash distribution | Annually (if any) automatically reinvested, may request cash distribution | Annually (if any) automatically reinvested, may request cash distribution | Annually (if any) automatically reinvested, may request cash distribution |
| Expense Ratios as of 11/1/10 | 1.00% | 1.00% | 1.25%[2] | 1.25% | 1.50%[2] | 1.00% | 1.25% | 1.50% | 1.50% | 2.00% |
| Total Assets as of 6/30/11 | $11.2 Million | $328.1 Million | $56.3 Million | $7.8 Million | $1.4 Million | $365.0 Million | $165.3 Million | $24.8 Million | $94.7 Million | $15.4 Million |
| Inception Date | 12/31/93 | 12/31/03 | 3/31/06 | 9/30/08 | 9/30/08 | 9/2/82 | 9/2/82 | 11/1/91 | 7/1/94 | 7/1/94 |
| NASDAQ Symbols | SIBAX | SDVGX | SDVSX | GDGIX | GDGSX | SNIGX | NBNGX | SNGRX | SSMGX | SDMGX |
| Cusip Numbers | 82980D-20-2 | 82980D-70-7 | 82980D-80-6 | 82980D-88-9 | 82980D-87-1 | 829797-10-9 | 829796-10-1 | 82980D-10-3 | 82980D-30-1 | 82980D-40-0 |

(1) Please refer to your prospectus for details on the Dividend Growth Fund and Global Dividend Growth Fund share classes.
(2) Includes a 25 basis point 12b-1 fee.